Exhibit 10.10
SALES/BUY-BACK AGREEMENT
AGREEMENT, made and entered into this 1st day of June, 2010 (“Effective Date”), by and between Traxys North America LLC, a Delaware limited liability company corporation with offices at 825 Third Avenue New York, NY 10022 (“Traxys”), and Molycorp Minerals, LLC, a Delaware limited liability company with offices at 5619 Denver Tech Center Parkway, Suite 1000, Greenwood Village, CO 80111 (“Molycorp”).
WHEREAS, Molycorp is the owner and operator of Rare Earth production and processing facilities located at Mountain Pass, California; and
WHEREAS, Traxys is a marketer of mineral commodities; and
WHEREAS, The Parties wish to establish a relationship pursuant to the terms and conditions of this Agreement.
NOW THEREFORE, in consideration of the mutual covenants of the Parties as hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:
ARTICLE 1 — DEFINITIONS
For the purposes of this Agreement, unless clearly indicated otherwise by the context, the following terms used with a capital letter have the following meanings:
1.1 “Product” means, Didymium Oxide produced by Molycorp at the Facility.
1.2 “Party” means each of Traxys and Molycorp and “Parties” means both of them collectively
1.3 “Settlement Date” means the first anniversary of the Effective Date of this Agreement, unless extended by mutual written agreement of the Parties, or unless accelerated by Molycorp in accordance with Article 8 below.
1.4 “Purchase Price” means the price for the Product payable by Traxys to Molycorp pursuant to Article 2.2.
1.5 “Net Revenue” means the price at which the Product is sold by Traxys to a third party (net of any taxes or other government charges) less the costs incurred by Traxys or its agents in making the sale including transportation and related costs in getting the Product from the storage facility referred to in Article 2.2 to the customer, further analysis/assay costs, royalties, the cost of credit insurance in relation to the customer, insurance against loss, damage, etc., duties and other similar direct costs (“Traxys Direct Costs”).
1.6 “Recommended Price” means the price proposed and confirmed by Traxys for a Product sale but not approved by Molycorp.
1.7 “Facility” means Molycorp’s mine and processing facility at Mountain Pass, California.
1.8 “Settlement” means the transaction wherein Traxys pays to Molycorp the balance, if any, of the Purchase Price in respect of Product sold and Traxys receives from the proceeds of such sale or from Molycorp any Traxys Direct Costs, Finance Charges, and Handling Fees to which it is entitled.
ARTICLE 2 — SALE AND PURCHASE
2.1. Molycorp agrees to sell and Traxys agrees to purchase approximately 513,677 pounds (233,000 kg) of Product on the terms and conditions set forth herein. Delivery of Product shall be made as provided in Article 6.
2.2. The price of the Product is USD$11.50 per pound (subject to adjustment in accordance with clauses 3, 4 and 5) (“Purchase Price”) free delivered in Molycorp storage facility, Mountain Pass, California (“Molycorp Storage Facility”). Traxys may file a UCC 1 financing statement to give notice that it is the owner of the Products held in the Molycorp Storage Facility.
2.3 Traxys shall advance to Molycorp USD$9.75 per pound of Product towards payment of the Purchase Price of such Product, within three working days following the day of receipt by Traxys of the irrevocable warehouse receipt (in the form attached as Schedule I), packing list and producer’s weight and analysis certificate (the “Advance”).
2.4 Title to the Product will pass from Molycorp to Traxys (and a sale will be deemed completed) upon receipt by Molycorp of the Advance relating to the Product covered by a warehouse receipt.
2.5. Financing: To allow Traxys to recover its cost of capital, Traxys will be entitled to a finance charge (“Finance Charge”) on the amount of its outstanding Advance (commencing on the date of such Advance), plus the amount of any unrecovered Traxys Direct Costs at US Libor three month plus a percentage which will be adjustable to reflect Traxys’s actual cost of capital, on the basis of a 360 days year and of the actual days elapsed as follows:
a)	Financing Charges to be paid as part of final settlement.

b)	The financing rate will be set for periods of 3 months, revolving.

c)	The new rate of interest will be advised by Traxys to Molycorp during the week preceding the start of the new period.

d)	The applicable rate for the period, ending on August 31, 2010, is 6% per annum and shall be reset on each of September 1, December 1, March 1 and June 1.
2.6 Financing Charges to be recovered by Traxys shall reflect amounts received by Traxys in accordance with Article 4.2, thereby reducing the outstanding Advance.
ARTICLE 3 — MARKETING TO THIRD PARTIES
3.1. Marketing: Until the Settlement Date, the Parties will consult regarding sales strategy. Molycorp will make the final decision on sales.
3.2. Third Party analysis: If a third party analysis is required by a customer, it must be by an independent laboratory internationally recognized in the analysis of Rare Earth products to be nominated and agreed between the parties and the customer within 30 days after the event requiring such analysis and the result of any such analysis will serve as the basis of settlement between Traxys and Molycorp as an adjustment to the Purchase Price.
3.3. Credit Risk: To be agreed upon in advance between the Parties with the goal to credit insure all outstanding account receivables exposure which are not secured by an irrevocable letter of credit. Traxys shall not be required to accept any credit risk with respect to a proposed customer as to whom credit insurance is not available.
3.4. Sharing of Net Revenue:
3.4.1. Net Revenue at or below USD$9.75 per pound of Product shall be retained by Traxys and credited against Advances on a dollar-for-dollar basis.
3.4.2. Subject to Section 3.4.5 below, Net Revenue between USD$9.75 and USD$13.75 per pound of Product shall be retained 100% by Molycorp.
3.4.3. Net Revenue between USD$13.75 and USD$16.25 per pound of Product, shall be shared on a 70%/30% (Molycorp/Traxys) basis.
3.4.4. Net Revenue above USD$16.25 per pound of Product, shall be shared on a 60%/40% (Molycorp/Traxys) basis.
3.4.5. The Net Revenue sharing will be calculated after deduction for any Financing Charges or Handling Fees Molycorp owes Traxys.
3.5. Special Condition: In the event that Molycorp does not approve a sale by Traxys which has been recommended by Traxys with a proposed price greater than USD$13.75 per pound of Product, and such tonnage remains unsold at the Settlement Date, Traxys will be entitled to the greater of (i) a Handling Fee (as defined below) equal to 5% of the amount of the Advance made with respect to such tonnage; or (ii) the amount Traxys would have received pursuant to Articles 3.4.3 and 3.4.4 had the sale been completed at the Recommended Price. In the event of a subsequent sale of this tonnage above the Recommended Price by Traxys, Molycorp will be entitled to all Net Revenue less Traxys’ share of Net Revenue calculated at the Recommended Price.
ARTICLE 4 — SETTLEMENT
4.1 At the Settlement Date, all unsold Product shall be re-purchased by Molycorp at USD$9.75 per pound of Product and any unpaid Finance Charges, Handling Fees and Traxys Direct Costs as to which Traxys is entitled to reimbursement shall become immediately due and payable.
4.2. Any payment received by either Party of USD$9.75 (or less) per pound of Product, shall be retained by Traxys with respect to such Product, and the amount of the outstanding Advance shall be reduced on a dollar-for-dollar basis until the amount of the outstanding Advance shall have been reduced to zero, after which amounts received will be shared by Traxys and Molycorp as contemplated by this agreement. Any payment received by either Party in excess of USD$9.75 per pound of Product, shall shared in accordance with the Net Revenue sharing provisions of Article 3.4 above.

ARTICLE 5 — HANDLING FEE
Traxys shall be entitled to 2% per annum handling fee (herein the “Handling Fee”) for any tonnage unsold at Settlement Date (but excluding any tonnage referred to in clause 3.5, which amount shall be paid to or credited to Traxys on the Settlement Date).
ARTICLE 6 — SHIPPING AND STORAGE
6.1 Packing: In Supersacks, suitable for export/container shipment.
6.2 Delivery Schedule: Within 24 hours after execution of this Agreement by both Parties.
6.3 Delivery Location: Molycorp shall deliver the Product to a designated storage area at Molycorp’s Mountain Pass, California facility. Molycorp shall keep all Traxys owned Product in a segregated area of the Molycorp Storage Facility with a prominent sign indicating that it is the property of Traxys. Molycorp shall safeguard such Product with the same degree of care it uses with respect to its own property. Molycorp shall not permit or suffer to exist any lien or encumbrance on Traxys-owned Product by any person claiming by or through Molycorp.
6.4 Traxys shall pay US$1.00 per month for storage of the Product. All Traxys Delivery Costs associated with the on-sale of the Product shall be paid by Traxys and reimbursed to Traxys following the receipt by Traxys of the sale proceeds from a customer.
6.5 The Parties will keep each other informed of all intended Product movements in and out of storage. Except for withdrawals by Traxys for an approved sale, all withdrawals of Product from storage will require the consent of both parties evidenced in writing unless a party is in default of this agreement in which case the consent of the defaulting party is not required for the withdrawal of Product from storage.
ARTICLE 7 — INTENTIONALLY DELETED
ARTICLE 8 — ACCELERATION OPTION
Acceleration: Anything herein contained to the contrary not withstanding, Molycorp shall have the unrestricted right, for any reason or no reason, and in its sole discretion, to accelerate the Settlement Date with respect to all or any portion of the Product at any time, without penalty.
ARTICLE 9 — INSURANCE
From the date of delivery of the Product into the warehouse the Product owned by Traxys shall be insured by Traxys (including for loss by fire, natural disaster or other casualty) for at least the greater of 110% of the Purchase Price or the Fair Market Value of the Product as established from time to time by mutual agreement of the parties and with reference to then prevailing market prices, with the cost included in Traxys Direct Costs and recoverable by Traxys from the proceeds of sales to customers. Molycorp shall not be liable for any loss, destruction, damage or other casualty to the Product that is covered by such insurance, or which should have been covered by such insurance but for Traxys’ failure to maintain such insurance, except where the loss, destruction, or damage is a result of Molycorp’s gross negligence or the misappropriation of its employee.
ARTICLE 10 — TERMINATION
This Agreement shall be terminated before its normal term if:
     Voluntary Petition. The Party shall (i) commence a voluntary case under the Federal bankruptcy laws (as now or hereafter in effect), (ii) file a petition seeking to take advantage of any other laws, domestic or foreign, relating to bankruptcy, insolvency, reorganization, winding up or composition or adjustment of debts, (iii) consent to or fail to contest in a timely and appropriate manner any petition filed against it in an involuntary case under such bankruptcy laws or other laws, (iv) apply for, or consent to, or fail to contest in a timely and appropriate manner, the appointment of, or the taking of possession by, a receiver, custodian, trustee or liquidator of itself or of a substantial part of its assets, domestic or foreign, (v) admit in writing its inability to pay its debts as they become due, (vi) make a general assignment for the benefit of creditors, or (vii) take any corporate action for the purpose of effecting any of the foregoing; or
     Involuntary Proceeding. A case or other proceeding shall be commenced against the Party in any court of competent jurisdiction seeking (i) relief under the Federal bankruptcy laws (as now or hereafter in effect) or under any other laws, domestic or foreign, relating to bankruptcy, insolvency, reorganization, winding up or adjustment of debts, or (ii) the appointment of a trustee, receiver, custodian, liquidator or the like of the Party, or of all or any substantial part of the assets, domestic or foreign, of the Party and such case or proceeding shall continue undismissed or unstayed for a period of sixty (60) calendar days, or an order granting the relief requested in such case or proceeding against the Party (including, but not limited to, an order for relief under such Federal bankruptcy laws) shall be entered;
At the non defaulting Party’s discretion, in the event of a material breach by one of the Parties of any or all of its obligations under the Agreement, and the defaulting Party fails to cure the breach within 30 (thirty) days after receipt of written notice requesting the defaulting Party to cure such breach.
ARTICLE 11 — FORCE MAJEURE
Force majeure means any event beyond a Party’s control, which could not be reasonably foreseen at the time this Agreement was executed, given its unforeseeable and unavoidable nature, including, but without limitation, any order, regulation, decision or directive, judgment or determination issued by any authority in statute or other form; any uprising, disturbance, civil war or war with a foreign power, strike or other labour disturbance; any fire, flood or other act of God; or, in general, any other condition beyond the control of a Party.
If an event of force majeure should occur and prevents one of the Parties from performing its obligations under this Agreement, the Party invoking an event of force majeure shall provide the other Party with:
a)	full evidence of the said event as promptly as possible and in any event within 7 (seven) days of its occurrence,

b)	any additional information that the other Party may reasonably require to ascertain the force majeure nature of the concerned event, and
c)	an appropriate reporting on the evolution of the situation.
If the event of force majeure still continues for a 3 (three) month period after its occurrence, then the Party which has not claimed force majeure may terminate this Agreement, simply by informing the other Party in writing of its decision to terminate this Agreement with immediate effect.
ARTICLE 12 — DISPUTES
This Agreement shall be governed by, interpreted, construed, and enforced in accordance with the laws of the State of New York without regard to the principles of conflicts of law thereof.
Any dispute or claim arising out of this Agreement or the transactions contemplated hereby, which the Parties are unable to resolve themselves, shall be settled through binding arbitration. Any such arbitration shall be administered by the American Arbitration Association under its then-applicable Commercial Arbitration Rules. The arbitration shall be heard and decided by three (3) arbitrators (one selected by Molycorp, one selected by Traxys and the third selected by the first two arbitrators), and any judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. The arbitration shall take place in the city and state of New York.
IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed on the date set forth next to their respective signatures below.

Traxys North America LLC:		Molycorp Minerals, LLC:

By:	/s/ Mark Kristoff	By:	/s/ Mark A. Smith

	Mark Kristoff, CEO		Mark A. Smith, CEO

Date:	6/01/2010	Date:	6/01/2010

SCHEDULE I
(Date material arrives in warehouse)
Traxys North America LLC
825 Third Avenue
New York, NY 10022
Dear Sir

RE:	WAREHOUSE RECEIPT/WARRANT
This is to confirm that we have received [___] Supersacks containing a total of [     ] pounds of Didymium Oxide, marked Lot [     ] on [     ].
This material is stored at our warehouse located at Mountain Pass, California. We confirm that this material will be stored at no cost to you, until such time as you request delivery of the material, not to exceed twelve months from the date of this letter.
Please address all communications to:
Robert Noll, Sales Manager
Molycorp Minerals, LLC
5619 Denver Tech Center Blvd., Suite 1000
Greenwood Village, CO 80111
Please don’t hesitate to contact our Sales Manager, Mr. Robert Noll at (303) 843-8043 or email Robert.Noll@Molycorp.com with any further queries or comments regarding the foregoing.
Yours faithfully